UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements (unaudited) for the three and six months ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the quarter ended June 30, 2026
99.3	Form 52-109F2 – Certification of Interim Filings (CEO) dated August 13, 2026
99.4	Form 52-109F2 – Certification of Interim Filings (CFO) dated August 13, 2026
99.5	New Release, dated August 13, 2026
99.6	Material Change Report, dated August 12, 2026

Exhibit 99.6 of this Report on Form 6-K is incorporated by reference into the registration statement on Form F-10 (File No. 333-290278) of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORP.

Date: August 13, 2026
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer